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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                       PURSUANT TO SECTION 14(D)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                           --------------------------

                           GIANT CEMENT HOLDING, INC.
                            (NAME OF SUBJECT COMPANY)
                           --------------------------

                              CP ACQUISITION, INC.
                             CEMENTOS PORTLAND, S.A.
                                    (BIDDERS)
                           --------------------------

                          COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)
                                    374450104
                         (CUSIP NUMBER OF COMMON STOCK)
                           --------------------------
                            MANUEL DE MELGAR Y OLIVER
                          DIRECTOR GENERAL CORPORATIVO
                             CEMENTOS PORTLAND, S.A.
                                JOSE ABASCAL, 59
                               28003 MADRID, SPAIN
                               011-34-91-396-0100
           (NAME ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                           --------------------------

                                   COPIES TO:
     ANDREW C. CULBERT, ESQ.                        ELLEN J. ODONER, ESQ.
 MASTERMAN, CULBERT & TULLY LLP                   WEIL, GOTSHAL & MANGES LLP
         ONE LEWIS WHARF                               767 FIFTH AVENUE
   BOSTON, MASSACHUSETTS 02110                     NEW YORK, NEW YORK 10153


855251 v.1

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CUSIP NO. 374450104
----------------------------------------

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  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            CP Acquisition, Inc.
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)
                                                                 (a)[X]
                                                                 (b)[ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCES OF FUNDS (See Instructions)
                AF
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  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(E) OR 2(F)                                      [ ]
              N/A
--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
--------------------------------------------------------------------------------
  7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              None
--------------------------------------------------------------------------------
 8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES
          (See Instructions)
              N/A                                                   [ ]
--------------------------------------------------------------------------------
  9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
              N/A
--------------------------------------------------------------------------------
  10      TYPE OF REPORTING PERSON (See Instructions)
              CO
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


----------------------------------------
CUSIP NO. 374450104
----------------------------------------

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            CEMENTOS PORTLAND, S.A.
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)
                                                                 (a)[X]
                                                                 (b)[ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCES OF FUNDS (See Instructions)
                BK, WC
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(E) OR 2(F)                                      [ ]
              N/A
--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION
              Kingdom of Spain
--------------------------------------------------------------------------------
  7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              None
--------------------------------------------------------------------------------
 8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES
          (See Instructions)
              N/A                                                   [ ]
--------------------------------------------------------------------------------
  9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
              N/A
--------------------------------------------------------------------------------
  10      TYPE OF REPORTING PERSON (See Instructions)
              CO
--------------------------------------------------------------------------------


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

           This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed on November 10, 1999, as amended, by CP Acquisition, Inc., a Delaware corporation (the "BIDDER") and a wholly-owned subsidiary of Cementos Portland, S.A., a public company (sociedad anunima) organized under the laws of the Kingdom of Spain ("CP") with respect to the offer by Bidder to purchase for cash all shares of Common Stock, $0.01 par value (the "SHARES"), of Giant Cement Holding, Inc. (the "Company"), a Delaware corporation.

ITEM 10.     ADDITIONAL INFORMATION.

Clause (f) of Item 10 is amended as follows:

           The first sentence of Section 1 of Exhibit (a)(1) -- Offer to Purchase, is amended and restated in its entirety as follows:

                     "Upon the terms and subject to the satisfaction or waiver of the conditions to the Offer prior to the Expiration Date (including if the Offer is extended or amended as required or permitted by the Merger Agreement, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and thereby purchase all Shares validly tendered and not withdrawn in accordance with the procedures described in Section 4 on or prior to the Expiration Date (as hereinafter defined)."


           The remainder of Section 1 of the Offer to Purchase shall remain unchanged.

           The first paragraph of Section 2 of Exhibit (a)(1) -- Offer to Purchase, is amended and restated in its entirety as follows:

                     "Upon the terms and subject to the satisfaction or waiver of the conditions to the Offer prior to the Expiration Date (including, if the Offer is extended or amended in accordance with the Merger Agreement, the terms and conditions of the Offer as so extended or amended), Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn (as permitted by Section 4) prior to the Expiration Date, promptly after the Expiration Date. In addition, subject to applicable rules of the Commission, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory or governmental approvals specified in Section 15."






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


           The remainder of Section 2 of the Offer to Purchase shall remain unchanged.

           The last two sentences of the second paragraph of the "Other Financial Information" subsection of Section 8 of Exhibit (a)(1) -- Offer to Purchase, are amended and restated in their entirety as follows:

                     "None of Parent, Purchaser nor Parent's Financial Advisor assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections and the Company has made no representation to Parent or Purchaser regarding the forecasts described above. The forecasts have not been adjusted to reflect the effects of the offer and the Merger."

           The first paragraph of Section 15 of Exhibit (a)(1) -- Offer to Purchase, is amended and restated in its entirety as follows:

                     "Notwithstanding any other provision in the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to Rule 14e-1(c) of the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered securities promptly after termination or withdrawal of the Offer), pay for and may postpone the acceptance of any payment for the Shares, and Purchaser may terminate or amend the Offer if (i) at the Expiration Date, the Minimum Condition has not been satisfied or (ii) prior to the Expiration Date, any of the following conditions has occurred and continues to occur:"

           The remainder of Section 15 of the Offer to Purchase, including subparagraphs (a) through (d) thereof, shall remain unchanged.


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


                                   SIGNATURES

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 1999

                                      CP ACQUISITION, INC.


                                      By: /s/ MANUEL DE MELGAR Y OLIVER
                                         --------------------------------------
                                         Name:  Manuel de Melgar y Oliver
                                         Title: Vice President


                                      CEMENTOS PORTLAND, S.A.

                                      By: /S/ MANUEL DE MELGAR Y OLIVER
                                         --------------------------------------
                                         Name:  Manuel de Melgar y Oliver
                                         Title: Director General Corporativo
                                               (Managing Director)









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